Exhibit 99.1

Immuron Chairman Transition

Melbourne, Australia, June 30, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company, is pleased to announce the transition of Paul Brennan from Non-Executive Director to Chairman, effective July 1, 2023. Dr Roger Aston will continue on the Board, transitioning from Chairman to Non-Executive Director.

The Board determined that, having successfully steered the Company to US Food and Drug Administration (FDA) approval of two Investigational New Drug Applications (IND) for IMM-124E (Travelan®) and CampETEC (Campylobacter and enterotoxigenic Escherichia coli), the time was now right for Paul Brennan to transition to the role of Chairman as the Company progresses, in parallel, to further commercial development of our lead candidates and a commitment to pursue organic and M&A growth strategies. Immuron is focusing on increasing penetration of existing products in existing markets while seeking to increase product offering, market geographies and sales channels to drive revenue growth and ultimately shareholder value.

CEO Steven Lydeamore said, “On behalf of the entire team at Immuron, I would like to acknowledge Roger’s significant contribution to the Company as Chairman over the past eleven years. His transition to a Non-Executive Director role ensures we will continue to benefit from Roger’s guidance as Phase 2 trials progress for our lead candidates.

Mr Brennan joined Immuron as a Non-Executive Director in March 2022, and has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX:PNV) for seven years from 2015 to 2021 and took the company from a market capitalisation of $30M to a high of $2B. Prior to this Mr Brennan was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith & Nephew Healthcare for six years.

Commenting on his appointment as Chairman, Mr Brennan said: “I am looking forward to the Chairman appointment at such a pivotal time for Immuron, with the Company having made significant progress in utilising its proprietary technology platform to develop a novel class for orally delivered polyclonal antibodies for the treatment of infectious diseases, and with the Company recently implementing its plan to realise the full potential of its commercial product, Travelan®.”

“I am excited to support and work with Steven to drive the business towards achievement of its strategic objectives. In the next twelve months the Company anticipates significant milestones including completion of at least two clinical trials and FDA submission of an IND for IMM-529 for Clostridioides difficile (CDI). CDI can cause life-threatening diarrhoea and is the leading healthcare-related gastrointestinal infection in the world. The global CDI market was estimated to increase to $1.7B by 2026 according to a report by GlobalData.1 As international travel continues to increase and the Company implements its strategies to increase market penetration and market expansion, strong revenue growth is anticipated to continue into FY24.”

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

Ph: +61 (0)3 9824 5254

steve@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.